Exhibit 99.2

KANA SOFTWARE, INC.

November 10, 2008

Mr. Robert Ashton

Portfolio Manager

KVO Capital Management

44 South Main Street

Hanover, NH 03755

Re:          Kana Software, Inc.

Dear Mr. Ashton:

This letter is to confirm the terms on which the board of directors of Kana Software, Inc., a Delaware corporation (the “Company”), has approved a waiver that would permit KVO Capital Management (the “Stockholder”), to purchase additional outstanding shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), which when taken together with shares currently owned by you, would not exceed 4,080,066 shares (9. 9% of the outstanding Common Stock). The acquisition by you of these shares on the Over the Counter Bulletin Board would not result in any penalty under the Company’s stockholder rights plan (the “Rights Plan”), and would not cause you to be deemed an Acquiring Person under the Rights Plan. This waiver is subject to, and will be effective upon, your return to us by Monday, November 20, 2008 of an executed copy of this letter. Any capitalized terms used in this letter but not defined herein shall have the meanings set forth in the Rights Agreement dated as of January 26, 2006 between the Company and U.S. Stock Transfer Corporation, a California corporation (the “Rights Agreement”). Except as expressly waived hereunder, the terms of the Rights Agreement remain in full force and effect, and the Rights Agreement will be applicable in accordance with its terms to any other transactions in the Company’s Common Stock, including any purchase of Common Stock by any other Person from Stockholder.

a.        Purchase Period. Stockholder shall have from November 12, 2008 until close of market Monday, February 16, 2009 to purchase additional outstanding shares of Common Stock, which when taken together with shares currently owned by the Stockholder, would not exceed 4,080,066 shares (9.9% of the outstanding Common Stock), on the Over the Counter Bulletin Board, and Stockholder shall not be deemed an Acquiring Person as a result of any such purchases, up to such aggregate amount, by such date. If the Stockholder has not purchased this number of shares of Common Stock by close of market Monday, February 15, 2009, the Company’s Board of Directors may, in its discretion, either (i) terminate the Stockholder’s ability to acquire additional shares of Common Stock without penalty under the Rights Plan or (ii) grant the Stockholder additional time to acquire shares of Common Stock without penalty under the Rights Plan. Nothing shall limit the Company’s right and discretion to offer the ability to purchase additional shares of Common Stock without penalty or restriction under the Rights Plan to stockholders in the Company other than the Stockholder.

b.        Transfer Restrictions. The Stockholder shall not transfer or sell to any one Person (or group of persons acting in concert) a number of shares of Common Stock representing more than 4.9% of the then-outstanding shares of Common Stock of the Company.

d.        Net Operating Losses. The Company shall retain its ability to enforce the Rights Plan in all other respects, and to continue to protect its ability to carry forward its net operating losses.

Each party to this letter agreement represents and acknowledges that it has the power and authority to enter into this letter agreement. This letter agreement shall be governed by and construed under the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without reference to principles of conflict of laws or choice of laws. This letter may be executed in counterparts.

Please indicate your acceptance of the terms of this letter by signing below and returning by fax an executed copy of this letter to the Company no later than 4:00 p.m. Pacific time on Monday, November 17, 2008 at 650-614-8161 Attention: Will Bose, KANA General Counsel upon which this letter will constitute a binding agreement between you and the Company. Unless so executed and returned by such date, this letter shall be null and void.

KANA SOFTWARE, INC.

By:	/s/ Michael S. Fields
Name: Michael S. Fields
Title: Chairman and Chief Executive Officer

The foregoing letter is agreed to and accepted effective as of the date set forth below.

KVO Capital Management

By:	/s/ Robert B. Ashton

Name:	Robert B. Ashton

Title:	Portfolio Manager